B2GOLD CORP.
Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2016
(Unaudited)

B2GOLD CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30
(Expressed in thousands of United States dollars, except per share amounts)
(Unaudited)

	For the three	For the three	For the nine	For the nine
	months ended	months ended	months ended	months ended
	Sept. 30, 2016	Sept. 30, 2015	Sept. 30, 2016	Sept. 30, 2015

Gold revenue	$193,049	$139,250	$502,104	$414,648

Cost of sales

Production costs	(69,942)	(75,250)	(197,732)	(229,169)
Depreciation and depletion	(44,234)	(35,749)	(117,485)	(103,552)
Royalties and production taxes	(7,840)	(5,347)	(19,261)	(16,103)

Total cost of sales	(122,016)	(116,346)	(334,478)	(348,824)

Gross profit	71,033	22,904	167,626	65,824

General and administrative	(8,137)	(8,770)	(23,799)	(28,830)
Share-based payments (Note 9)	(3,963)	(3,078)	(11,435)	(12,213)
Impairment of long-lived assets (Note 6)	(9,749)	-	(9,749)	-
Write-down of mineral property interests (Note 6)	-	(8,117)	(3,867)	(8,117)
Provision for non-recoverable input taxes	(479)	28	(1,508)	(583)
Foreign exchange losses	(105)	(1,456)	(1,890)	(4,371)
Other	(714)	(821)	(4,298)	(2,607)

Operating income	47,886	690	111,080	9,103

Gain (loss) on fair value of convertible notes (Note 8)	(9,276)	12,513	(52,669)	5,842
Gain on sale of Bellavista property	-	-	-	2,192
Community relations	(677)	(1,036)	(2,522)	(2,974)
Interest and financing expense	(2,293)	(3,062)	(8,225)	(13,029)
Realized losses on derivative instruments	(3,264)	(891)	(12,511)	(3,439)
Unrealized gains (losses) on derivative instruments	12,532	(9,190)	2,432	(15,010)
Write-down of long-term investments (Note 5)	(3)	(3,360)	(185)	(5,215)
Other	(83)	194	(1,408)	527

Income (loss) before taxes	44,822	(4,142)	35,992	(22,003)

Current income tax, withholding and other taxes expense (Note 14)	(6,664)	(4,903)	(14,999)	(4,335)
Deferred income tax (expense) recovery (Note 14)	(2,480)	(4,540)	9,530	(3,690)

Net income (loss) for the period	$35,678	$(13,585)	$30,523	$(30,028)

Attributable to:
Shareholders of the Company	$34,923	$(15,082)	$32,910	$(30,005)
Non-controlling interests	755	1,497	(2,387)	(23)

Net income (loss) for the period	$35,678	$(13,585)	$30,523	$(30,028)

Income (loss) per share (attributable to shareholders of the Company) (Note 9)
Basic	$0.04	$(0.02)	$0.04	$(0.03)
Diluted	$0.04	$(0.02)	$0.03	$(0.03)

Weighted average number of common shares outstanding (in thousands) (Note 9)
Basic	948,305	924,101	935,276	921,397
Diluted	970,994	924,101	947,707	921,397

See accompanying notes to condensed interim consolidated financial statements.

B2GOLD CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30
(Expressed in thousands of United States dollars)
(Unaudited)

	For the three	For the three	For the nine	For the nine
	months ended	months ended	months ended	months ended
	Sept. 30, 2016	Sept. 30, 2015	Sept. 30, 2016	Sept. 30, 2015

Net income (loss) for the period	$35,678	$(13,585)	$30,523	$(30,028)

Other comprehensive income (loss)

Items that may be reclassified subsequently to net earnings:
- Cumulative translation adjustment (“CTA”)	-	352	-	(23,208)
- Unrealized gain (loss) on investments, net of deferred tax expense (Note 5)	153	(3,039)	3,645	(1,692)

Other comprehensive income (loss) for the period	153	(2,687)	3,645	(24,900)

Total comprehensive income (loss) for the period	$35,831	$(16,272)	$34,168	$(54,928)

Total other comprehensive income (loss) attributable to:
Shareholders of the Company	$153	$(2,355)	$3,645	$(24,161)
Non-controlling interests	-	(332)	-	(739)

	$153	$(2,687)	$3,645	$(24,900)

Total comprehensive income (loss) attributable to:
Shareholders of the Company	$35,076	$(17,437)	$36,555	$(54,166)
Non-controlling interests	755	1,165	(2,387)	(762)

	$35,831	$(16,272)	$34,168	$(54,928)

See accompanying notes to condensed interim consolidated financial statements.

B2GOLD CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30
(Expressed in thousands of United States dollars)
(Unaudited)

	For the three	For the three	For the nine	For the nine
	months ended	months ended	months ended	months ended
	Sept. 30, 2016	Sept. 30, 2015	Sept. 30, 2016	Sept.30, 2015

Operating activities
Net income (loss) for the period	$35,678	$(13,585)	$30,523	$(30,028)
Mine restoration provisions settled	(24)	(42)	(122)	(486)
Non-cash charges (Note 15)	57,434	54,250	190,044	151,240
Changes in non-cash working capital (Note 15)	(6,879)	(4,999)	(16,948)	10,869
Proceeds from prepaid sales (Note 10)	-	-	120,000	-
Changes in long-term value added tax receivables	4,107	(1,713)	5,976	(4,706)

Cash provided by operating activities	90,316	33,911	329,473	126,889

Financing activities
Credit facility, drawdowns net of transaction costs (Note 8)	-	24,881	50,000	193,735
Repayment of credit facility (Note 8)	(25,000)	-	(125,000)	(150,000)
Otjikoto equipment loan facility, drawdowns net of transaction costs	-	-	11,043	3,883
Repayment of Otjikoto equipment loan facility	-	(1,716)	(3,823)	(5,149)
Repayment of Nicaraguan equipment loans	(423)	(385)	(1,355)	(1,137)
Interest and commitment fees paid	(2,301)	(1,527)	(12,101)	(8,665)
Common shares issued for cash, net of share issuance costs	55,197	-	61,992	540
Restricted cash movement	(203)	1,052	(1,372)	652

Cash provided (used) by financing activities	27,270	22,305	(20,616)	33,859

Investing activities
Expenditures on mining interests:
Otjikoto Mine, development and sustaining capital	(7,523)	(8,284)	(33,849)	(27,817)
Masbate Mine, development and sustaining capital	(4,911)	(11,870)	(22,261)	(27,936)
Libertad Mine, development and sustaining capital	(2,287)	(2,385)	(13,987)	(13,867)
Limon Mine, development and sustaining capital	(2,328)	(5,567)	(5,289)	(16,771)
Fekola Project, development	(64,180)	(39,365)	(161,619)	(39,365)
Gramalote Project, prefeasibility and exploration	(1,990)	(1,631)	(4,806)	(8,419)
Other exploration and development (Note 15)	(10,539)	(8,825)	(23,372)	(60,450)
Purchase of non-controlling interest (Note 6)	-	-	(6,000)	(6,138)
Acquisition of rights	-	-	-	(4,000)
Other	168	374	807	1,217

Cash used by investing activities	(93,590)	(77,553)	(270,376)	(203,546)

Increase (decrease) in cash and cash equivalents	23,996	(21,337)	38,481	(42,798)

Effect of exchange rate changes on cash and cash equivalents	(40)	(1,596)	134	(2,981)

Cash and cash equivalents, beginning of period	99,802	109,718	85,143	132,564

Cash and cash equivalents, end of period	$123,758	$86,785	$123,758	$86,785

Supplementary cash flow information (Note 15)

See accompanying notes to condensed interim consolidated financial statements.

B2GOLD CORP.
CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS
(Expressed in thousands of United States dollars)
(Unaudited)

	As at	As at
	September 30,	December 31,
	2016	2015
Assets
Current
Cash and cash equivalents	$123,758	$85,143
Accounts receivable and prepaids	9,860	11,532
Value-added and other tax receivables	18,703	20,597
Inventories (Note 4)	113,972	86,324
	266,293	203,596
Assets held for sale (Note 6)	3,218	-
Long-term investments (Note 5)	14,264	10,163
Value-added tax receivables	21,693	24,804
Mining interests (Notes 6 and Note 19 - Schedules)
- Owned by subsidiaries	1,858,659	1,723,366
- Investments in joint ventures	46,001	42,394
Other assets (Note 7)	24,005	20,059
	$2,234,133	$2,024,382
Liabilities
Current
Accounts payable and accrued liabilities	$66,960	$58,744
Current taxes payable	8,835	10,686
Current portion of long-term debt (Note 8)	18,405	11,726
Current portion of derivative instruments at fair value (Note 12)	10,250	10,618
Current portion of mine restoration provisions	483	483
Current portion of prepaid sales (Note 10)	45,692	-
Other	783	6,663
	151,408	98,920
Derivative instruments at fair value	16,038	18,968
Long-term debt (Note 8)	430,296	451,466
Prepaid sales (Note 10)	74,308	-
Mine restoration provisions	68,568	63,539
Deferred income taxes	59,956	68,939
Employee benefits obligation	7,021	6,814
Other long-term liabilities (Note 6)	4,040	3,197
	811,635	711,843
Equity
Shareholders’ equity
Share capital (Note 9)
Issued: 955,743,038 common shares (Dec 31, 2015 – 927,073,436)	2,126,887	2,036,778
Contributed surplus	55,733	70,051
Accumulated other comprehensive loss	(92,609)	(96,254)
Deficit	(673,981)	(706,891)
	1,416,030	1,303,684
Non-controlling interests	6,468	8,855
	1,422,498	1,312,539
	$2,234,133	$2,024,382

Approved by the Board	“Clive T. Johnson”	Director	“Robert J. Gayton”	Director

See accompanying notes to condensed interim consolidated financial statements.

B2GOLD CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE NINE MONTHS ENDED SEPTEMBER 30
(Expressed in thousands of United States dollars)
(Unaudited)

	2016
	Shares (‘000’s)	Share capital	Contributed surplus	Accumulated other comprehensive loss		Deficit	Non- controlling interests	Total equity

Balance at December 31, 2015	927,073	$2,036,778	$70,051	$(96,254	) $	(706,891)	$8,855	$1,312,539

January 1, 2016 to Sept. 30, 2016:
Net income (loss) for the period	-	-	-	-		32,910	(2,387)	30,523
Unrealized gain on investments	-	-	-	3,645		-	-	3,645
Exercise of stock options	17,923	37,029	-	-		-	-	37,029
Shares issued on vesting of RSU	2,534	4,984	(4,984)	-		-	-	-
Shares issued for mineral property interests	616	1,716	-	-		-	-	1,716
Shares issued from incentive trust (Note 9)	-	16	-	-		-	-	16
Shares issued under At-The-
Market offering (Note 9)	7,597	24,699	-	-		-	-	24,699
Share based payments (Note 9)	-	-	12,331	-		-	-	12,331
Transfer to share capital on exercise of stock options and incentive plan shares	-	21,665	(21,665)	-		-	-	-

Balance at September 30, 2016	955,743	$2,126,887	$55,733	$(92,609	) $	(673,981)	$6,468	$1,422,498

	2015
	Shares (‘000’s)	Share capital	Contributed surplus	Accumulated other comprehensive loss	Deficit	Non- controlling interests	Total equity

Balance at December 31, 2014	917,652	$2,018,468	$59,789	$(71,553)	$(536,617)	$55,253	$1,525,340

January 1, 2015 to Sept. 30, 2015:
Net loss for the period	-	-	-	-	(30,005)	(23)	(30,028)
Acquisition of non-controlling interest (Note 6)	3,111	6,000	-	-	(12,328)	(45,470)	(51,798)
Shares issued for acquisition of rights (Note 6)	2,995	4,700	-	-	(8,000)	-	(3,300)

Funding on behalf of non- controlling interest	-	-	-	-	-	(5,022)	(5,022)
Shares issued for mineral interest	50	57	-	-	-	-	57
Cumulative translation adjustment	-	-	-	(23,208)	-	(739)	(23,947)
Unrealized gain on investments	-	-	-	(1,692)	-	-	(1,692)
Exercise of stock options	545	540	-	-	-	-	540
Shares issued on vesting of RSU	2,565	6,363	(6,363)	-	-	-	-
Share based payments (Note 9)	-	-	13,778	-	-	-	13,778
Transfer to share capital on exercise of stock options	-	440	(440)	-	-	-	-

Balance at September 30, 2015	926,918	$2,036,568	$66,764	$(96,453)	$(586,950)	$3,999	$1,423,928

See accompanying notes to condensed interim consolidated financial statements.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2016
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

1	Nature of operations

B2Gold Corp. (“B2Gold” or the “Company”) is a Vancouver-based gold producer with four operating mines (one in Namibia, one in the Philippines and two in Nicaragua), a mine under construction in Mali and a portfolio of other evaluation and exploration assets in Mali, Burkina Faso, Colombia, Nicaragua and Finland.

The Company operates the Otjikoto Mine in Namibia, which commenced commercial production on February 28, 2015, the Libertad Mine and the Limon Mine in Nicaragua and the Masbate Mine in the Philippines. The Company has an effective 90% interest in the Fekola Project in Mali, which is currently under construction, an effective 81% interest in the Kiaka gold project in Burkina Faso, and a 49% joint venture interest in the Gramalote property in Colombia. The Company also has a 51% interest in a joint operation in Nicaragua with Calibre Mining Corp. (“Calibre”), with an option to acquire an additional 19% interest.

B2Gold is a public company which is listed on the Toronto Stock Exchange under the symbol “BTO”, the NYSE MKT LLC under the symbol “BTG” and the Namibian Stock Exchange under the symbol “B2G”. B2Gold’s head office is located at Suite 3100, Three Bentall Centre, 595 Burrard Street, Vancouver, British Columbia, V7X 1J1.

2	Basis of preparation

These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting. These condensed interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2015, which have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

These condensed interim consolidated financial statements follow the same accounting policies and methods of application as the most recent audited consolidated financial statements of the Company.

These condensed consolidated interim financial statements were authorized for issue by the Board of Directors on November 1, 2016.

3	Significant accounting judgements and estimates

Ore reserve and resource estimates

Ore reserves are estimates of the amount of ore that can be economically and legally extracted from the Company’s mining properties. The Company estimates its ore reserves and mineral resources based on information compiled by appropriately qualified persons relating to the geological data on the size, depth and shape of the ore body, and requires complex geological judgments to interpret the data. The estimation of recoverable reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements, metallurgical recoveries, permitting and production costs along with geological assumptions and judgments made in estimating the size, and grade of the ore body. Changes in the reserve or resource estimates may impact the carrying value of mining interests, mine restoration provisions, recognition of deferred tax assets, depreciation and amortization charges and royalties receivable.

Uncertain tax positions

The Company is periodically subject to income tax audits at its operating mine locations. At September 30, 2016, the Company had a provision totalling $1.8 million outstanding (December 31, 2015 - $4.0 million) representing its best estimate of the outcome of current assessments. The provisions made to date may be subject to change and such change may be material.

Value-added tax receivables

The Company incurs indirect taxes, including value-added tax, on purchases of goods and services at its operating mines and development projects. Indirect tax balances are recorded at their estimated recoverable amounts within current or long-term assets, net of provisions, and reflect the Company’s best estimate of their recoverability under existing tax rules in the respective jurisdictions in which they arise. Management’s assessment of recoverability considers the probable outcomes of claimed deductions and/or disputes. The provisions and balance sheet classifications made to date may be subject to change and such change may be material.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2016
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

4	Inventories

	September 30,	December 31,
	2016	2015
	$	$

Gold and silver bullion	28,153	14,273
In-process inventory	9,766	10,783
Ore stock-pile inventory	15,855	8,720
Materials and supplies	60,198	52,548

	113,972	86,324

5	Long-term investments

	September 30, 2016				December 31, 2015

	Cost $	Total Impair- ment	AOCI $	Fair Value $	Cost $	Total Impair- ment $	AOCI $	Fair Value $

Available-for-sale investments:
St. Augustine Gold & Copper Ltd.	20,193	(16,108)	591	4,676	20,193	(16,108)	839	4,924
RTG Mining Inc.	13,400	(10,071)	1,837	5,166	13,400	(10,071)	-	3,329
Calibre Mining Corp.	5,716	(4,330)	2,731	4,117	5,716	(4,330)	131	1,517
Kronk Resources Inc.	592	(292)	-	300	496	(106)	-	390
Goldstone Resources Ltd.	20	(17)	2	5	20	(17)	-	3

Balance, end of period	39,921	(30,818)	5,161	14,264	39,825	(30,632)	970	10,163

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2016
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

6	Mining interests

	September 30,	December 31,
	2016	2015
	$	$
Property, plant and equipment (depletable)
Otjikoto Mine, Namibia
Cost	472,364	437,591
Accumulated depreciation and depletion	(79,684)	(41,810)
	392,680	395,781
Masbate Mine, Philippines
Cost, net of impairment	512,080	472,021
Accumulated depreciation and depletion	(155,752)	(125,574)
	356,328	346,447
Libertad Mine, Nicaragua
Cost, net of impairment	289,217	272,295
Accumulated depreciation and depletion	(209,659)	(169,721)
	79,558	102,574
Limon Mine, Nicaragua
Cost, net of impairment	148,783	140,791
Accumulated depreciation and depletion	(101,601)	(87,197)
	47,182	53,594
Masbate undeveloped mineral interests, net of impairment (non-depletable)	60,880	72,682
Mine under construction (non-depletable)
Fekola, Mali	805,426	631,524
Exploration and evaluation properties (non-depletable)
Kiaka, Burkina Faso	66,844	63,339
Mocoa, Colombia	28,752	28,717
Calibre, Nicaragua	-	11,252
Other	20,490	16,528
	116,086	119,836
Corporate & other
Office, furniture and equipment, net	519	928
	1,858,659	1,723,366
Investments in joint ventures (accounted for using the equity method)
Gramalote, Colombia, net of impairment	46,001	41,193
Quebradona, Colombia	-	1,201
	46,001	42,394
	1,904,660	1,765,760

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2016
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

Fekola

Purchase of Fekola non-controlling interest

In January 2015, the Company purchased the 10% non-controlling interest, owned by a private Malian company, in Songhoi Resources SARL (“Songhoi”). Songhoi is the entity that holds the Fekola Project in Mali. The purchase price consisted of $21.2 million in cash and common shares and the grant of a 1.65% net smelter royalty (“NSR”) on the Fekola Project after deducting costs for smelting, refining and government fees. The cash and common shares are payable in three tranches: (1) $5.7 million cash and $6 million common shares were paid/issued on closing (paid), (2) $2 million cash and $4 million payable in cash or common shares at the holder’s option on the first anniversary of the agreement date (paid in cash, January 18, 2016) and (3) $1.5 million cash and $2 million payable in cash or common shares at the holder’s option upon achievement of commercial production at the Fekola Project. At the holder’s election, $6 million in cash was paid during the first quarter of 2016.

The cash and common share instalments to be paid in the future have been classified as a financial liability and have been valued at their present value using a discount rate of 5%. These have been accrued in other liabilities.

Pursuant to applicable mining law, an exploitation company will be formed with the Company contributing a 10% free carried interest to the Government of Mali. The Government of Mali also has the option to purchase an additional 10% of the exploitation company.

Masbate

As previously reported by the Company, on September 27, 2016, the Philippine Department of Environment and Natural Resources (the “DENR ”) announced the preliminary results of mining audits carried out by the DENR in respect of all metallic mines in the Philippines. At that time, DENR spokespersons advised the Company that the Masbate Mine would receive a show-cause letter related to its operations. The DENR subsequently issued the Masbate Mine audit report which contains the detailed findings from the audit and directed the Company to provide explanations and comments in response to the audit findings; however, no show-cause order was issued to the Company respect of any findings. The audit findings are related to administrative and regulatory issues, including without limitation (a) alleged issues related to certain mining operations occurring in areas not covered by our Environmental Compliance Certificate, which in our view is mistaken and likely arises as a result of incorrect geographical coordinates of the Masbate project used by the auditors, and (b) alleged issues related to the appropriate approval of mine operating and production plans, the payment of fees for waste and tailing disposal, and a series of alleged infractions of the Philippine Mining Act of 1995 and safety regulations. The audit also includes recommendations related to guidelines to enhance our reclamation planning and practices, and several proposals related to community planning and development which the Company supports. The Company has provided a comprehensive response to the findings and recommendations in the audit, which the Company believes addresses the issues raised, and which is presently being evaluated by the DENR. Meanwhile our operations continue uninterrupted and the personnel at the DENR have been highly cooperative and supportive in helping to address these matters. However, until we receive the results of the DENR’s review of our response to the audit, which we expect in early November, the final outcome of the audit process which may lead to the issuance of a show-cause order and the suspension of operations at Masbate, is not known.

Chile

During the nine months to September 30, 2016, the Company elected not to continue with the Pampa Paciencia and Cerro Barco projects in Chile. As a result, the company wrote-off expenditures totalling $3.7 million related to these projects during the period.

Calibre

During the quarter ended September 30, 2016, the Company made the decision to restructure its 51% interest in a joint operation in Nicaragua with Calibre Mining Corp. This transacton is expected to close within the next 12 months. As a result, the property has been written down to its estimated fair value of $3.2 million and impairment losses totalling $8.5 million were recognized in net income during the quarter.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2016
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

Quebradona

During the quarter, the Company determined that the carrying value of the Quebradona Property in Colombia was no longer recoverable. The book value of $1.2 million was recognised as an impairment loss during the period.

7	Other assets

	September 30,	December 31,
	2016	2015
	$	$

Loan receivable, including accrued interest	7,246	7,241
Debt service reserve account	5,235	4,092
Reclamation deposits	2,230	1,996
Low-grade stockpile	5,817	3,982
Fair value of derivative instruments	-	629
Other	3,477	2,119

	24,005	20,059

8	Long-term debt

	September 30,	December 31,
	2016	2015
	$	$
Convertible senior subordinated notes:
Principal amount	258,750	258,750
Fair value adjustment	11,579	(41,445)
	270,329	217,305
Revolving corporate credit facility:
Principal amount	150,000	225,000
Less: unamortized transaction costs	(3,559)	(5,086)
	146,441	219,914
Equipment loans/finance lease obligations:
- Otjikoto equipment loan facility (net of unamortized transaction costs)	28,603	21,291
- Nicaraguan equipment loans	3,328	4,682
	31,931	25,973
	448,701	463,192
Less: current portion	(18,405)	(11,726)
	430,296	451,466

Convertible senior subordinated notes

As at September 30, 2016, the fair value of the convertible senior subordinated notes (“convertible notes”) was $270.3 million. The loss on fair value of convertible notes recorded in the statement of operations for the three and nine months ended September 30, 2016 was $9.3 million and $52.7 million, respectively (2015 – gain of $12.5 million and $5.8 million, respectively). The change in fair value of the notes recognized in the statement of operations for the three and nine months ended September 30, 2016 is stated after reducing it by $2.1 million and $4.6 million, respectively (2015 - $0.2 million and $2.6 million, respectively) of interest expense which was attributable to eligible expenditures on the Fekola property and capitalized to the carrying amount of the property.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2016
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

Revolving credit facilities

On May 20, 2015, the Company entered into a new $350 million revolving credit facility (the “New RCF”). On June 11, 2015 the Company repaid the $150 million outstanding under its existing revolving credit facility with proceeds from the New RCF. At this time, the remaining unamortized transaction costs totalling $3.0 million were expensed to interest and financing expense in the statement of operations.

As at December 31, 2015, Company had drawn down $225 million under the New RCF. During the three and nine months ended September 30, 2016, the company drew down an additional $nil and $50 million respectively. Following completion of the Prepaid Sales transactions (Note 10) in March 2016, the Company reduced the outstanding balance on the New RCF by $100 million, to $175 million. A further $25 million was repaid during the third quarter. At September 30, 2016, the company had drawn down $150 million under the facility with a balance of $200 million remaining available for future drawdowns.

For the three and nine months ended September 30, 2016, the interest and financing expense recognized in the statement of operations for the New RCF was reduced by $1.0 million and $2.4 million respectively (2015 – $0.7 and $1.4 million respectively), which was attributable to eligible expenditures on the Fekola property and capitalized to the carrying amount of the property.

The Company has provided security on the New RCF in the form of a general security interest over the Company’s assets and pledges creating a charge over the shares of certain of the Company’s direct and indirect subsidiaries. In connection with the New RCF, the Company must also maintain certain net tangible worth levels and ratios for leverage and interest coverage. As at September 30, 2016, the Company was in compliance with these debt covenants.

Otjikoto equipment loan facility

During the three and nine months ended September 30, 2016, the Company drew $nil and $11.0 million respectively under the facility (2015 – $nil and $3.9 million respectively). During the period, the term over which loans may be advanced under the facility was extended to December 31, 2016 and an additional $4.5 million was made available for drawdown. At September 30, 2016, the Company had drawn down the full amount available under the facility.

Fekola equipment loan facility

The Company has entered into a Euro 71.4 million term Equipment Facility with Caterpillar Financial SARL, as Mandated Lead Arranger, and Caterpillar Financial Services Corporation, as original lender. The aggregate principal amount of up to Euro 71.4 million is available to the Company’s majority-owned subsidiary, Fekola SA to finance or refinance the mining fleet and other mining equipment at the Company's Fekola Project in Mali.

The Equipment Facility is available for a period commencing on the date upon which certain conditions precedent set forth in the Equipment Facility have been satisfied (the “Financial Close Date”) and ending on the earlier of the day when the Equipment Facility is fully drawn and 30 months from the Financial Close Date. The Equipment Facility may be drawn in installments of not less than Euro 5 million, and each such installment shall be treated as a separate equipment loan. As at September 30, 2016, there had been no drawdowns on the facility.

Each equipment loan is repayable in 20 equal quarterly installments. The final repayment date shall be five years from the first disbursement under each equipment loan.

The interest rate on each loan is a rate per annum equal to EURIBOR plus a margin of 5.10%. A commitment fee of 1.15% per annum on the undrawn balance of each tranche for the first 24 months after the earlier of the Financial Close Date and December 7, 2016 and 0.5% thereafter, each payable quarterly plus in each case, from October 1, 2017, 0.4167% per annum on the undrawn balance of each tranche. Drawdowns under the Facility are subject to normal conditions precedent, including the preparation and execution of definitive security documentation and receipt of any necessary regulatory approvals. The Company and the Company’s subsidiary, Mali Mining Investments Limited, have guaranteed the Equipment Facility and security will be given over equipment which has been financed by the Equipment Facility and certain bank accounts.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2016
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

9	Share capital

The Company’s authorized share capital consists of an unlimited number of common shares and an unlimited number of preferred shares. As at September 30, 2016, the Company had 955,743,038 common shares outstanding, including 1,705,000 common shares being held in trust under the Company’s Incentive Plan. No preferred shares were outstanding.

During the the nine months ended September 30, 2016, 1 million common shares were awarded from the trust under the Incentive Plan. In connection with the award, the Company recorded a share-based payments expense of $2.2 million (the market value of the shares on the date of the award).

During the three months ended September 30, 2016, the Company granted 0.8 million stock options to employees and directors. These options have a weighted average exercise price of C$3.45, have a term of five years and vest over a period of up to three years. The fair value was calculated using the Black-Scholes option pricing model based on a risk-free annual interest rate of 0.59%, an expected life of 3.2 years, an expected volatility of 63%, and a dividend yield rate of nil. During the nine months ended September 30, 2016, the Company granted 14.0 million stock options to employees and directors. These options have a weighted average exercise price of C$1.35, have a term of five years and vest over a period of up to three years. The fair value was calculated using the Black-Scholes option pricing model based on a risk-free annual interest rate of 0.42%, an expected life of 3.3 years, an expected volatility of 60%, and a dividend yield rate of nil. The total number of stock options outstanding at September 30, 2016 was 51.1 million.

A summary of changes to stock options outstanding:

	Number of	Weighted-
	outstanding	average
	options	exercise price
	(‘000’s)	(in Cdn.$)

Outstanding at December 31, 2015	59,124	2.69
Granted	14,021	1.35
Exercised	(17,924)	2.69
Forfeited or expired	(4,170)	3.82

Outstanding at September 30, 2016	51,051	2.23

For the three and nine months ended September 30, 2016, share-based payments expense, relating to the vesting of stock options, was $1.4 million and $6.1 million, respectively (2015 - $2.4 million and $7.8 million), net of $0.2 million and $0.8 million, respectively (2015 - $0.3 million and $1.5 million) capitalized to mining interests.

During the three and nine months ended September 30, 2016, the Company granted nil and 2.1 million RSUs, respectively to employees and directors. The total number of RSUs outstanding at September 30, 2016 was 1.2 million.

For the three and nine months ended September 30, 2016, share-based payments expense, relating to the vesting of RSUs, was $0.4 million and $3.2 million, respectively (2015 - $0.6 million and $3.7 million), net of $nil and $0.1 million, respectively (2015 - $0.1 million and $0.1 million) capitalized to mining interests.

On August 11, 2016, the Company announced that it had entered into an equity distribution agreement (the “ATM” agreement) with two placement agents for the sale of common shares up to an aggregate gross offering price of $100 million through “at the market” distributions. The ATM Agreement runs until the earlier of (i) all the shares have been issued, (ii) ) February 11, 2018 or (iii) termination by one of parties in accordance with the ATM Agreement. The placement agents receive a placement fee of 2% of the gross proceeds from each placement. During the quarter ended September 30, 2016, the Company issued 7.6 million shares at an average price of $3.50 for gross proceeds of $26.6 million (net proceeds of $24.7 million after deducting costs associated with the issuance) under the ATM Agreement. Commissions of $0.5 million were paid to the Agents.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2016
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

Earnings per share

For the three and nine months ended September 30, 2016, potential share issuances arising from any future conversion of the convertible notes are not included in the calculation of diluted net income (loss) attributable to shareholders of the Company and diluted weighed average shares outstanding as these securities are anti-dilutive.

There are no adjustments in the calculation of diluted net income (loss) attributable to shareholders of the Company for the period:

	For the three	For the three	For the nine	For the nine
	months	months	months	months
	ended	ended	ended	ended
	Sept. 30, 2016	Sept. 30, 2015	Sept. 30, 2016	Sept. 30, 2015

Net income (loss)and diluted net income (loss) for the period	$35,678	$(13,585)	$30,523	$(30,028)

The following is the calculation of diluted weighted average number of shares outstanding for the period:

	For the three	For the three	For the nine	For the nine
	months	months	months	months
	ended	ended	ended	ended
	Sept. 30, 2016	Sept. 30, 2015	Sept. 30, 2016	Sept. 30, 2015

Basic weighted average number of shares outstanding (in thousands)	948,305	924,101	935,276	921,397

Effect of dilutive securities
Stock options	21,792	-	11,689	-
Restricted share units	897	-	742	-

Diluted weighted average number of shares outstanding (in thousands)	970,994	924,101	947,707	921,397

The following is the basic and diluted earnings per share:

	For the three	For the three	For the nine	For the nine
	months	months	months	months
	ended	ended	ended	ended
	Sept. 30, 2016	Sept. 30, 2015	Sept. 30, 2016	Sept. 30, 2015

Earnings per share (attributable to shareholders of the Company)
Basic	$0.04	$(0.02)	$0.04	$(0.03)
Diluted	$0.04	$(0.02)	$0.03	$(0.03)

10	Prepaid Sales

In March 2016, the Company entered into Prepaid Sales transactions totalling $120 million, for the delivery of approximately 103,300 ounces, with its New RCF Bank Syndicate. The Prepaid Sales, in the form of metal sales forward contracts, allow the Company to deliver pre-determined volumes of gold on agreed future delivery dates in exchange for an upfront cash pre-payment.

The Prepaid Sales transactions have a term of 33 months commencing March 2016, and settlement will be in the form of physical deliveries of unallocated gold from any of the Company’s mines in 24 equal monthly instalments during 2017 and 2018.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2016
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

11	Gold commitments

As at September 30, 2016, the following gold forward contracts with respect to the Otjikoto Mine were outstanding. These contracts were excluded from the scope of IAS 39 and accounted for as executory contracts because they were entered into and continue to be held for the purpose of delivery in accordance with the Company’s expected production schedule. No fair value gains and losses on these commodity contracts are recorded in the financial statements.

	2016	2017	2018	Total

Gold forward contracts:
Ounces	2,250	9,000	7,500	18,750
Average price per ounce (rand)	16,020	16,020	16,020	16,020

12	Derivative Financial instruments

Gold forwards

As at September 30, 2016, the following gold forward contracts which are recorded at fair value through the statement of operations with respect to the Otjikoto Mine were outstanding (by maturity dates):

	2016	2017	2018	Total

Gold forward contracts:
Ounces	8,979	35,916	35,916	80,811
Average price per ounce (rand)	15,044	15,044	15,044	15,044

The unrealized fair value of these contracts at September 30, 2016 was $(25.5) million.

Forward contracts – fuel oil, gas oil, diesel

During the nine months ended September 30, 2016, the Company entered into additional series of forward contracts for the purchase of 15,347,000 litres of fuel oil, 7,163,000 litres of gas oil and 6,927,000 litres of diesel with settlements scheduled between August 2016 and August 2018. These derivative instruments were not designated as hedges by the Company and are being recorded at their fair value at the end of each reporting period with changes in fair value recorded in the statement of operations.

The following is a summary, by maturity dates, of the Company’s forward contracts outstanding as at September 30, 2016:

	2016	2017	2018	Total

Forward – fuel oil:
Litres (thousands)	7,941	24,602	4,477	37,020
Average strike price	$0.28	$0.28	$0.27	$0.28

Forward – gas oil:
Litres (thousands)	3,954	8,030	2,379	14,363
Average strike price	$0.41	$0.39	$0.36	$0.39

Forward – diesel:
Litres (thousand)	2,119	5,514	2,120	9,753
Average strike price	$0.46	$0.37	$0.38	$0.39

The unrealized fair value of these contracts at September 30, 2016 was $(0.5) million.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2016
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

Interest rate swaps

During the three months ended September 30, 2016, the Company entered into a series of interest swaps with a notional amount of $100 million with settlements scheduled between September 2016 and May 2019. Under these contracts, the Company pays a floating rate equal to the 3 month United States dollar LIBOR rate and receives a fixed rate of 1.04%. These derivative instruments were not designated as hedges by the Company and are being recorded at their fair value at the end of each reporting period with changes in fair value recorded in the statement of operations. The unrealized fair value of these contracts at September 30, 2016 was $(0.1) million.

13	Financial Instruments

As at September 30, 2016, the Company’s financial assets and liabilities that are measured and recognized at fair value on a recurring basis are categorized as follows:

	As at September 30, 2016		As at December 31, 2015

	Level 1	Level 2	Level 1	Level 2
	$	$	$	$

Long-term investments (Note 5)	14,264	-	10,163	-
Convertible senior subordinated notes (Note 8)	-	(270,329)	-	(217,305)
Gold forward contracts (Note 12)	-	(25,534)	-	(21,390)
Fuel derivative contracts (Note 12)	-	(511)	-	(8,196)
Interest rate swaps (Note 12)		(56)	-	-
Gold collar contracts	-	(187)	-	866

The fair value of the Company’s long-term investments was determined using market quotes from an active market for each investment.

The fair value of the convertible senior subordinated notes was determined using a broker’s price quote from an active market.

The fair value of the fuel derivative contracts and gold derivative contracts was determined using prevailing market rates for instruments with similar characteristics.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2016
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

14	Income and other taxes

Income tax expense differs from the amount that would result from applying the Canadian federal and provincial income tax rates to earnings from operations before taxes. These differences result from the following items:

.
	For the three	For the three	For the nine	For the nine
	months ended	months ended	months ended	months ended
	Sept. 30, 2016	Sept. 30, 2015	Sept. 30, 2016	Sept. 30, 2015
	$	$	$	$

Consolidated income (loss) before income taxes	44,822	(4,142)	35,992	(22,003)
Canadian federal and provincial income tax rates	26.00%	26.00%	26.00%	26.00%

Income tax expense (recovery) at statutory rates	11,654	(1,077)	9,358	(5,721)

Increase (decrease) attributable to:

Effects of different foreign statutory tax rates and tax holidays	(11,397)	1,091	(30,557)	(4,833)
Non-deductible expenditures	1,992	1,426	5,869	6,201
Losses for which no tax benefit has been recorded	5,973	7,484	21,153	12,480
Withholding tax and minimum tax	2,690	534	6,108	1,647
Deferred tax liability in respect of future distributions of foreign subsidiary earnings	-	(8,437)	-	(8,437)
Change due to foreign exchange	(3,234)	4,955	(3,607)	10,416
Change in accruals for tax audits	1,000	97	1,000	(1,448)
Tax benefit of tax holiday extension	527	-	(3,876)	-
Changes in estimates of deferred tax assets	-	(110)	-	(1,510)
Non-deductible portion of losses (gains)	(61)	-	21	(372)
Amounts under/(over) provided for in prior years	-	3,480	-	(398)

Income tax expense	9,144	9,443	5,469	8,025

Current income tax, withholding and other taxes	6,664	4,903	14,999	4,335
Deferred income tax expense (recovery)	2,480	4,540	(9,530)	3,690

Income tax expense	9,144	9,443	5,469	8,025

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2016
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

15	Supplementary cash flow information

Supplementary disclosure of cash flow information is provided in the table below:

Non-cash charges (credits):

	For the three	For the three	For the nine	For the nine
	months ended	months ended	months ended	months ended
	Sept. 30, 2016	Sept. 30, 2015	Sept. 30, 2016	Sept. 30, 2015
	$	$	$	$

Depreciation and depletion	44,234	35,749	117,485	103,552
Share-based payments	3,963	3,078	11,435	12,213
Loss (gain) on fair value of convertible notes	9,276	(12,513)	52,669	(5,842)
Unrealized (gain) loss on derivative instruments	(12,532)	9,190	(2,432)	15,010
Impairment of long-lived assets (Note 6)	9,749	-	9,749	-
Non-cash interest and financing expense	-	-	-	5,522
Gain on sale of Bellavista property	-	-	-	(2,192)
Write-off of mineral property interests (Note 6)	-	8,117	3,867	8,117
Write-down of long-term investments	3	3,360	185	5,215
Accretion of mine restoration provisions	249	369	878	1,079
Deferred income tax expense (recovery)	2,480	4,540	(9,530)	3,690
Provision for non-recoverable input taxes	479	-	1,508	-
Other	(467)	2,360	4,230	4,876

	57,434	54,250	190,044	151,240

Changes in non-cash working capital:

	For the three	For the three	For the nine	For the nine
	months ended	months ended	months ended	months ended
	Sept. 30, 2016	Sept. 30, 2015	Sept. 30, 2016	Sept. 30, 2015
	$	$	$	$

Accounts receivable and prepaids	803	1,837	1,373	4,969
Value-added and other tax receivables	(324)	(1,123)	(2,479)	1,729
Inventories	(11,292)	(1,426)	(21,112)	5,229
Accounts payable and accrued liabilities	1,598	(8,283)	7,121	5,773
Income and other taxes payables	2,336	3,996	(1,851)	(6,831)

	(6,879)	(4,999)	(16,948)	10,869

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2016
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

Other exploration and development:

	For the three	For the three	For the nine	For the nine
	months ended	months ended	months ended	months ended
	Sept. 30, 2016	Sept. 30, 2015	Sept. 30, 2016	Sept. 30, 2015
	$	$	$	$

Masbate Mine, exploration	(1,590)	(1,024)	(3,268)	(3,406)
Libertad Mine, exploration	(1,368)	(1,060)	(3,097)	(3,255)
Limon Mine, exploration	(1,122)	(727)	(2,489)	(2,665)
Otjikoto Mine, exploration	(696)	(1,271)	(1,346)	(3,239)
Fekola Project, exploration	(1,151)	-	(2,437)	(37,926)
Kiaka Project, exploration	(1,312)	(503)	(3,389)	(2,713)
Ondundu Project, exploration	(147)	-	(931)	-
Primavera, exploration	(129)	(263)	(510)	(829)
Other	(3,024)	(3,977)	(5,905)	(6,417)

	(10,539)	(8,825)	(23,372)	(60,450)

Non-cash investing and financing activities:

	For the three	For the three	For the nine	For the nine
	months ended	months ended	months ended	months ended
	Sept. 30, 2016	Sept. 30, 2015	Sept. 30, 2016	Sept. 30, 2015
	$	$	$	$

Common shares issued for mineral interests	1,500	57	1,716	57
Stock-based compensation, capitalized to resource property interests	254	305	895	1,566
Mining equipment purchased under equipment loan	-	-	-	1,559
Interest expense, capitalized to resource property interests	3,050	266	6,954	3,487
Change in accounts payable and accrued liabilities relating to resource property expenditures	8,096	3,369	1,488	(5,772)

16	Compensation of key management

Key management includes the Company’s directors, members of the Executive Committee and members of Senior Management. Compensation to key management included:

	For the three	For the three	For the nine	For the nine
	months ended	months ended	months ended	months ended
	Sept. 30, 2016	Sept. 30, 2015	Sept. 30, 2016	Sept. 30, 2015
	$	$	$	$

Salaries and short-term employee benefits	1,031	895	2,834	4,156
Share-based payments	952	1,077	5,224	5,053

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2016
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

17	Segmented information

The Company’s reportable operating segments include its mining operations and development projects, namely the Otjikoto, Masbate, Libertad, and Limon mines, and the Fekola, Kiaka and Gramalote projects. The “Other Mineral Properties” segment consists of the Company’s interests in mineral properties which are at various stages of exploration. The “Corporate and Other” segment includes corporate operations.

The Company’s segments are summarized in the following tables:

	For the three months ended September 30, 2016
								Other
	Otjikoto	Masbate	Libertad	Limon	Fekola	Kiaka	Gramalote	Mineral	Corporate
	Project	Mine	Mine	Mine	Project	Project	Project	Properties	& Other	Total
	$	$	$	$	$	$	$	$	$	$
Gold revenue	60,057	75,653	41,886	15,453	-	-	-	-	-	193,049
Production costs	15,830	24,416	21,725	7,971	-	-	-	-	-	69,942
Depreciation & depletion	14,181	11,547	14,475	4,031	-	-	-	-	51	44,285
Net income (loss)	25,149	30,208	3,172	51	1,457	274	-	(9,725)	(14,908)	35,678
Capital expenditures	8,219	6,502	3,655	3,450	65,330	1,312	1,990	3,282	25	93,765
Total assets	470,336	517,484	126,538	72,549	807,331	65,460	46,001	54,209	74,225	2,234,133

	For the three months ended September 30, 2015
								Other
	Otjikoto	Masbate	Libertad	Limon	Fekola	Kiaka	Gramalote	Mineral	Corporate
	Project	Mine	Mine	Mine	Project	Project	Project	Properties	& Other	Total
	$	$	$	$	$	$	$	$	$	$
Gold revenue	42,444	49,794	32,690	14,322	-	-	-	-	-	139,250
Production costs	14,937	31,388	20,667	8,258	-	-	-	-	-	75,250
Depreciation & depletion	12,578	7,833	10,020	5,318	-	-	-	-	57	35,806
Net income (loss)	(6,707)	11,791	(1,218)	(657)	1,645	10	-	(8,356)	(10,093)	(13,585)
Capital expenditures	9,555	12,894	3,445	6,293	39,365	503	1,631	4,240	20	77,946
Total assets	453,412	513,479	198,396	109,163	568,304	62,160	75,155	55,757	41,113	2,076,939

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2016
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

	For the nine months ended September 30, 2016
								Other
	Otjikoto	Masbate	Libertad	Limon	Fekola	Kiaka	Gramalote	Mineral	Corporate
	Project	Mine	Mine	Mine	Project	Project	Project	Properties	& Other	Total
	$	$	$	$	$	$	$	$	$	$
Gold revenue	146,476	199,502	115,097	41,029	-	-	-	-	-	502,104
Production costs	43,126	69,047	60,817	24,742	-	-	-	-	-	197,732
Depreciation & depletion	37,430	30,890	37,042	12,123	-	-	-	-	152	117,637
Net income (loss)	46,938	83,721	8,523	(3,896)	1,371	94	-	(9,605)	(96,623)	30,523
Capital expenditures	35,196	25,530	17,084	7,778	164,056	3,389	4,806	7,345	(255)	264,929
Total assets	470,336	517,484	126,538	72,549	807,331	65,460	46,001	54,209	74,225	2,234,133

	For the nine months ended September 30, 2015
								Other
	Otjikoto	Masbate	Libertad	Limon	Fekola	Kiaka	Gramalote	Mineral	Corporate
	Project	Mine	Mine	Mine	Project	Project	Project	Properties	& Other	Total
	$	$	$	$	$	$	$	$	$	$
Gold revenue	103,189	159,422	101,928	50,109	-	-	-	-	-	414,648
Production costs	40,101	94,577	65,988	28,503	-	-	-	-	-	229,169
Depreciation & depletion	26,908	24,891	32,480	19,273	-	-	-	-	188	103,740
Net income (loss)	11,380	28,013	(3,895)	(1,453)	(1,217)	(1,161)	-	(8,589)	(53,106)	(30,028)
Capital expenditures	31,056	31,342	17,122	19,436	77,291	2,713	8,419	7,246	265	194,890
Total assets	453,412	513,479	198,396	109,163	568,304	62,160	75,155	55,757	41,113	2,076,939

The Company’s mining interests are located in the following geographical locations:

	September 30,	December 31,
	2016	2015
	$	$

Mining interests
Mali	817,072	639,780
Philippines	417,206	419,129
Namibia	394,169	396,338
Nicaragua	130,511	171,087
Burkina Faso	69,023	64,934
Colombia	74,753	71,111
Finland	1,390	489
Canada	519	928
Other	17	1,964

	1,904,660	1,765,760

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2016
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

18	Commitments

•

As at September 30, 2016, the Company had commitments (in addition to those disclosed elsewhere in these financial statements) for payments of $78.8 million for Fekola Project equipment and development costs. Of this $40.3 million is expected to be incurred in 2016 and $38.5 million in 2017.

B2GOLD CORP.
MINING INTERESTS SCHEDULE (NOTE 19)
For the nine months ended September 30, 2016
(All tabular amounts are in thousands of United States dollars)
(Unaudited)

	Cost						Accumulated depreciation				Net carrying value
	Balance at Dec. 31, 2015	Acquisition costs/ Additions	Disposals/ write-offs	Reclass	Cumulative translation adjustment	Balance at Sept. 30, 2016	Balance at Dec. 31, 2015	Depreciation	Disposals/ write-offs	Balance at Sept. 30, 2016	As at Sept. 30, 2016	As at Dec. 31, 2015
	$	$	$	$	$	$	$	$	$	$	$	$
Property, plant and equipment (depletable)
Otjikoto	437,591	34,773	-	-	-	472,364	(41,810)	(37,874)	-	(79,684)	392,680	395,781
Masbate	472,021	29,740	(1,483)	11,802	-	512,080	(125,574)	(31,038)	860	(155,752)	356,328	346,447
Libertad	272,295	17,421	(499)	-	-	289,217	(169,721)	(40,172)	234	(209,659)	79,558	102,574
Limon	140,791	8,076	(84)	-	-	148,783	(87,197)	(14,448)	44	(101,601)	47,182	53,594
	1,322,698	90,010	(2,066)	11,802	-	1,422,444	(424,302)	(123,532)	1,138	(546,696)	875,748	898,396
Masbate undeveloped mineral interests	72,682	-	-	(11,802)	-	60,880	-	-	-	-	60,880	72,682
Mine under construction
Fekola	631,524	173,902	-	-	-	805,426	-	-	-	-	805,426	631,524
	631,524	173,902	-	-	-	805,426	-	-	-	-	805,426	631,524
Exploration & evaluation properties (non-depletable)
Kiaka	63,339	3,505	-	-	-	66,844	-	-	-	-	66,844	63,339
Mocoa	28,717	35	-	-	-	28,752	-	-	-	-	28,752	28,717
Calibre	11,252	514	(8,548)	(3,218)	-	-	-	-	-	-	-	11,252
Other	16,528	7,826	(3,864)	-	-	20,490	-	-	-	-	20,490	16,528
	119,836	11,880	(12,412)	(3,218)	-	116,086	-	-	-	-	116,086	119,836
Corporate
Office, furniture & equipment	2,062	(254)	-	-	-	1,808	(1,134)	(155)	-	(1,289)	519	928
	2,062	(254)	-	-	-	1,808	(1,134)	(155)	-	(1,289)	519	928
	2,148,802	275,538	(14,478)	(3,218)	-	2,406,644	(425,436)	(123,687)	1,138	(547,985)	1,858,659	1,723,366
Investments in joint ventures (accounted for using the equity method)
Gramalote	41,193	4,808	-	-	-	46,001	-	-	-	-	46,001	41,193
Quebradona	1,201	-	(1,201)	-	-	-	-	-	-	-	-	1,201
	42,394	4,808	(1,201)	-	-	46,001	-	-	-	-	46,001	42,394
	2,191,196	280,346	(15,679)	(3,218)	-	2,452,645	(425,436)	(123,687)	1,138	(547,985)	1,904,660	1,765,760

B2GOLD CORP.
MINING INTERESTS SCHEDULE (NOTE 19)
For the year ended December 31, 2015
(All tabular amounts are in thousands of United States dollars)
(Unaudited)

	Cost						Accumulated depreciation				Net carrying value
	Balance at Dec. 31, 2014	Acquisition costs/ Additions	Disposals/ write-offs	Reclass	Cumulative translation adjustment	Balance at Dec. 31, 2015	Balance at Dec. 31, 2014	Depreciation	Disposals/ write-offs	Balance at Dec. 31, 2015	As at Dec. 31, 2015	As at Dec. 31, 2014
	$	$	$	$	$	$	$	$	$	$	$	$
Property, plant and equipment (depletable)
Otjikoto	-	26,098	(363)	411,856	-	437,591	-	(41,810)	-	(41,810)	395,781	-
Masbate	420,644	46,455	(304)	5,226		472,021	(91,706)	(34,068)	200	(125,574)	346,447	328,938
Libertad	296,102	26,552	(50,359)	-	-	272,295	(127,704)	(42,689)	672	(169,721)	102,574	168,398
Limon	142,772	21,042	(23,023)	-	-	140,791	(62,865)	(24,421)	89	(87,197)	53,594	79,907
	859,518	120,147	(74,049)	417,082	-	1,322,698	(282,275)	(142,988)	961	(424,302)	898,396	577,243
Masbate undeveloped mineral interests	85,078	-	(7,170)	(5,226)	-	72,682	-	-	-	-	72,682	85,078
Mine under construction
Fekola	-	106,561	-	524,963	-	631,524	-	-	-	-	631,524	-
Otjikoto	430,668	9,877	-	(415,809)	(24,736)	-	-	-	-	-	-	430,668
	430,668	116,438	-	109,154	(24,736)	631,524	-	-	-	-	631,524	430,668
Exploration & evaluation properties (non-depletable)
Fekola	514,965	44,528	(38,483)	(521,010)	-	-	-	-	-	-	-	514,965
Kiaka	59,062	4,307	(30)	-	-	63,339	-	-	-	-	63,339	59,062
Mocoa	28,652	65	-	-	-	28,717	-	-	-	-	28,717	28,652
Pavon	6,238	2,294	(8,532)	-	-	-	-	-	-	-	-	6,238
Calibre	10,022	1,230	-	-	-	11,252	-	-	-	-	11,252	10,022
Other	10,066	6,462	-	-	-	16,528	-	-	-	-	16,528	10,066
	629,005	58,886	(47,045)	(521,010)	-	119,836	-	-	-	-	119,836	629,005
Corporate
Office, furniture & equipment	1,768	382	(88)	-	-	2,062	(955)	(267)	88	(1,134)	928	813
	1,768	382	(88)	-		2,062	(955)	(267)	88	(1,134)	928	813
	2,006,037	295,853	(128,352)	-	(24,736)	2,148,802	(283,230)	(143,255)	1,049	(425,436)	1,723,366	1,722,807
Investments in joint ventures (accounted for using the equity method)
Gramalote	66,725	10,652	(36,184)	-	-	41,193	-	-	-	-	41,193	66,725
Quebradona	1,201	-	-	-	-	1,201	-	-	-	-	1,201	1,201
	67,926	10,652	(36,184)	-		42,394	-	-	-	-	42,394	67,926
	2,073,963	306,505	(164,536)	-	(24,736)	2,191,196	(283,230)	(143,255)	1,049	(425,436)	1,765,760	1,790,733